Mail Stop 3561

October 1, 2007

<u>Via U.S. Mail</u>

Scott Mitchell Rosenberg
Chief Executive Officer
Platinum Studios, Inc.
11400 W. Olympic Blvd., 14th Floor
Los Angeles, California 90064

      Re: **Platinum Studios, Inc.**
               Registration Statement on Form SB-2
               Filed September 4, 2007
               File No. 333-145871

Dear Mr. Rosenberg:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

General

1. We note that your disclosure identifies numerous websites. Please clarify whether you intend the content of these websites to become part of the disclosure in your prospectus.

2. Please revise to eliminate the marketing language throughout the prospectus. For example:

   - one of the "world's largest" independent libraries of comic book characters on page 6;
   - teaming up with "top" screenwriters, producers, etc. on page 6;
   - "hundreds of millions of comics" on page 19;
   - these "major" industry announcements on page 27; and
   - "Hollywood's premier comics-to-film company" on page 35.

3. Please revise to include a specially captioned section describing the conflicts of interest faced by your officers, directors and affiliates, as applicable. We note in this regard, your disclosure that your CEO provides consulting services to your clients and story lines to you through a separate company. Please also add a risk factor describing these conflicts.

Our Business, page 6

4. We note your disclosure on page 22 that there is substantial doubt about your ability to continue as a going concern. Please provide this information in the forefront of the "Our Business" section of the summary.

5. Please include a paragraph to disclose your revenues, assets, and losses for the most recent audited period and interim stub. This snapshot will help investors evaluate the disclosure as they read the filing.

The Offering, page 7

6. Please disclose the factors considered in determining the offering price of $.10 per share for the selling stockholders. Refer to Item 505 of Regulation S-B.

Risk Factors, page 9

7. Many of your risk factors represent generic risks that could occur to any company in any industry. Examples include "Consideration Paid to Management was not

Determined Based on Arms Length Negotiation," on page 12 and "Our Assets May be Subject to Leins . . ." on page 13. Please review all of your risk factors and revise as necessary to indicate how the risk identified affects your business or this offering uniquely and remove generic risk disclosure.

8. To the extent possible, quantify the risk presented where it would be helpful to investor understanding. For example, in the third risk factor on page 12, state your current liabilities; and in the final risk factor on page 13, estimate your near term capital requirements.

9. Please create a risk factor to disclose that two customers represented 60% and 27% of the total revenues in 2007 and two customers represented 82% and 18% of the company's total revenue in 2006. In addition, please file your agreements with these customers as exhibits to the registration statement.

Use of Proceeds, page 16

10. Please disclose the uses to which you put the proceeds of the loan that you paid off on July 1, 2007 by issuing stock to Scott Mitchell Rosenberg.

Management's Discussion and Analysis of Financial Condition and Results of Operations
General, page 19

11. Please advise as to what is meant by "controls" in the first sentence of the first paragraph of this section. Please include in the discussion any changes that can occur to the comic book characters that are "controlled" by Platinum Studios.

Results of Operations – Six Months Ended June 30, 2007 Compared to the Six Months Ended June 30, 2006, page 20

12. Please expand your discussion in MD&A to describe the underlying factors impacting the year-over-year changes in your results of operations in further detail. For example, please disclose the factors which resulted in the recognition/ realization of $1,000,000 in revenue related to an option fee and $450,000 in revenue related to a first-look agreement during the first six months of 2007. Your disclosure should specifically emphasize any trends, events, or uncertainties which are reasonably expected to impact the prospect of recognizing similar revenue in the future. As two customers represented approximately 60% and 27% of your total 2007 revenues (per your discussion of "concentration of risk" on page F-6), it appears that the $1,000,000 option fee and the $450,000 first-look agreement fee reflect revenues recognized by individual customers. In this regard, your expanded discussion should disclose whether the agreements from which the revenues were realized are expected to produce future revenues,

whether you have additional agreements with the two significant customers, whether you have similar material agreements with other customers that are expected to produce future revenues or a future revenue stream, and any other information which may reflect known trends, events, or uncertainties expected to impact your future realization of revenue. Please refer to Rule 303(b) of Regulation S-B and the "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" (FR-72) for further guidance.

13. We note that during 2007 you recognized $1,000,000 in option fee revenue and $450,000 in first-look agreement revenue. Please explain to us both the method in which you recognized revenue under these contracts and the reason why it was appropriate. In addition, provide us a copy of the executed contracts. Finally, clarify for us when and how you acquired the rights to the content underlying these contracts.

14. We note that the two contracts referred to in the immediately preceding comment only accounted for 86% of 2007 revenue. Please provide us a copy of any other significant contracts that comprise the remaining 14% of 2007 revenue.

15. Please provide us a copy of the 2004 agreement you entered into with Top Cow Productions and clarify whether or not you have recognized any revenue that is attributable to this agreement.

16. We note that you have aggregated several types of costs and expenses incurred by your company (e.g. marketing, management, finance and administrative, legal, facility, etc.) as "operating expenses (excluding depreciation expense)" in your statement of operations. As such, it appears that you also have elected to discuss these costs and expenses in MD&A on an aggregated basis. However, given the significant increase in operating expenses incurred during i) the six month period ended June 30, 2007, as compared to the six month period ended June 30, 2006, and ii) the fiscal year ended December 31, 2006, as compared to the fiscal year ended December 31, 2005, we believe that enhancing your MD&A disclosure to discuss your significant operating expenses on a disaggregated basis would provide significantly greater insight to investors. In this regard, please revise your MD&A disclosure to quantify the amount of expense recognized and/or material changes to the amount of expense recognized for each significant expense type or category of expense that has been aggregated within "operating expenses (excluding depreciation expense)" in your Statement of Operations. Also, discuss the underlying factors that have impacted the amount of expense incurred within each material/ significant expense category. Please refer to Rule 303(b) of Regulation S-B and the "Commission Guidance Regarding Management's

> Discussion and Analysis of Financial Condition and Results of Operations" (FR-72) for further guidance.

Liquidity and Capital Resources, page 22

17. You state that as of June 30, 2007, you had working capital of $487,905. However, we note that working capital is traditionally computed by subtracting the total current liabilities from total current assets. In this regard, it would appear that you had a working capital deficit of $681,324 as of June 30, 2007. As such, please revise your disclosure in the "Liquidity and Capital Resources" section of MD&A. Alternatively, please i) tell us and disclose how you have computed working capital and ii) explain the usefulness of your measure, as computed.

18. Expand your discussion to disclose your expected short and long term liquidity sources and uses. Provide, to the extent possible, quantified estimates of the capital needed for your current operations and any planned expansions.

October 2006 Financing, page 22

19. Please revise to clarify that you are not registering the warrants to purchase 458,600 shares of common stock or advise.

Business, page 25
General

20. We note that you do not provide your website address, which you are encouraged to do. Refer to Item 101(c)(3) of Regulation S-B.

Introduction, page 25

21. How many of the 2,800+ characters that are not developed in-house have the rights held by one company? To the extent material, please include a discussion of the entities which hold the rights to the characters not developed in-house and any potential impact on continuing to maintain the rights to those characters.

Executive Officers, Directors and Key Employees, page 35

22. Please revise to disclose specific dates of employment whenever possible and to include employers and job titles held. For example, specify which companies and for what time periods Mr. Altounian held management positions including director, vice president, president and chief financial officer. Additionally, please provide the term of office for all officers and directors. Refer to Item 401(a) of Regulation S-B.

Executive Compensation, page 37

23. Please advise as to what date is meant by inception given that the company was formed in November 1996.

24. The cash compensation chart only lists two officers instead of the four most highly compensated officers other than the Chief Executive Officer as disclosed in the paragraph above the chart. Please revise for consistency or advise. In addition, please advise as to whether the four other officers listed as part of the management team on the company's website have received compensation which would require them to be included on the cash compensation chart pursuant to Item 402(2) of Regulation S-B.

25. The director compensation chart on page 38 lists Mr. Altounian as a director but he is not listed as a director in the section entitled Executive Officers, Directors and Key Employees on page 35. Please revise for consistency or advise.

Certain Relationships and Transactions, page 40

26. Please file the option agreement between Platinum Studios and RIP Media, Inc. Refer to Item 601(b)(10) of Regulation S-B.

Selling Stockholders, page 43

27. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities, including Fenway Advisory Group and Weinzoff Family Trust.

Financial Statements for the Periods Ended December 31, 2006 and 2005, page F-13

28. Please include the report of the independent registered public accounting firm in the next amendment to your registration statement on Form SB-2.

Statement of Cash Flows, page F-15

29. Please explain how the acquisition of property and equipment under capital leases resulted in the receipt of cash, which has been reported in the financing activities section of your cash flow statement. In this regard, it appears that your accounting treatment may have resulted in a gross up of cash inflows provided by financing activities, which are presumably offset by a gross up of cash outflows reported elsewhere in your statement of cash flows. Typically, information related to investing and financing activities that affect recognized assets and/or

liabilities, but do not result in cash receipts or cash payments during a period, is separately reported in the cash flow statement as supplemental information regarding non-cash investing and financing activities. As such, please revise your cash flow statement, or tell us why a revision is not necessary. Refer to paragraph 32 of SFAS No. 95 for further guidance.

30. We note that the accrued interest related to certain of your outstanding debt has been reported as additional loan principal. Please revise the "supplemental disclosure of cash flow information" section of your statement of cash flows to disclose the amount of interest that has been accrued and recognized as additional loan principal during each period for which a statement of cash flows has been presented. To the extent that the aforementioned debt is redeemed for cash in future periods, please note that the portion of the redeemed principal balance that is reflective of previously accrued interest should be reported in the operating activities section of your cash flow statement.

Notes to Financial Statements
(3) Summary of significant accounting policies
Revenue Recognition, page F-18

31. You state that your license agreements typically include reversion rights, which allow your company to repurchase property rights that have not been used by the studio (the buyer) in production within a specified period of time. Please tell us and disclose whether and/or how the reversion rights impact or are expected to impact the amount of revenue recognized and the timing of revenue recognition under your license agreements. For example, please tell us whether the existence of reversion rights results in the deferral of a portion of the revenue to be recognized under your license agreements until the reversion rights expire. Please cite any accounting literature that you believe supports your intended accounting treatment.

(8) Short-Term and Long-Term Debt, page F-21

32. We note that your short-term debt balance as of December 31, 2006 and June 30, 2007 relates to an uncollateralized loan payable to a "member." In addition, we note that under the loan payable, you are currently only required to pay monthly installments of interest at variable interest rates. Please expand your disclosure in the footnotes to your financial statements for the period ended December 31, 2006 and June 30, 2007 to specifically state the maturity date of the loan payable. Furthermore, if the loan payable is callable by the creditor, please specifically state that fact, as well as, the terms under which the amount can be called.

33. We note per the table summarizing your future cash payment obligations that $1,004,078 of your outstanding debt is due during the fiscal year ended December 31, 2007. Please tell us why the total amount of principal due during the fiscal year ended December 31, 2007 has not been classified within current liabilities on your balance sheet.

Part II

Item 27. Exhibits, page II-2

34. Please include the power of attorney on page II-5 and Exhibit 10.10 to the list of exhibits to the registration statement. Refer to Item 601 of Regulation S-B.

35. Please file Exhibit 4.1 with the filing of the next amendment.

36. Exhibits 10.2, 10.3, 10.8, 10.9 and 10.10 do not appear to be fully executed agreements as some of the signatures are missing. Please advise or revise to avoid any confusion as to whether these agreements have been executed.

Signatures, page II-5

37. Please revise the signature page for the registrant. The registration statement should be signed by the registrant, the registrant's principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of the registrant's board of directors or persons performing similar functions. Refer to Instructions for Signatures of Form SB-2.

Exhibit 5.1

38. The first paragraph of Exhibit 5.1 refers to Carbon Sciences, Inc., a Nevada corporation. Please provide the opinion for Platinum Studios, Inc. with the filing of the next amendment. In the opinion specifically identify all types and classes of securities being offered by the registration statement as well as the state of incorporation law.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Sears at (202) 551-3302 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief

cc: Gregory Sichenzia, Esq.
        Sichenzia Ross Friedman Ference LLP
        Fax: (212) 930-9725